EXHIBIT 14

THE ATTACHED EXHIBIT SETS FORTH THOSE SECTIONS OF THE HEIDRICK & STRUGGLES CODE OF BUSINESS CONDUCT AND ETHICS THAT COMPLY WITH THE REQUIREMENTS OF ITEM 406 OF REGULATION S-K PROMULGATED BY THE SECURITIES AND EXCHANGE COMMISSION.

INTRODUCTION

This Code is designed to help you understand your responsibilities in conducting business on behalf of Heidrick & Struggles. It applies to all directors, officers and employees of the company, no matter where you work, so it is important that you read it and understand it. Most of what you read in this Code probably will not surprise you, as it is consistent with the behavior and expectations on which our firm has been built.

Violations of this Code will not be tolerated. Those who violate it will be subject to disciplinary action, up to and including termination of employment. All of us must take responsibility for the manner in which Heidrick & Struggles engages in business, and thus each employee must report to the General Counsel any action that appears to be in violation of this Code. Employees who legitimately honor the requirement to report potential non-compliance will not be retaliated against. We must also take reasonable steps to assure that any consultants, agents or representatives who we engage to represent or provide services to or for us comply with the standards required by this Code.

Our business must be conducted at all times in compliance with applicable laws. We will respect the law in the countries and communities in which we operate. Where laws are unclear or conflicting, we will obtain legal advice to ensure that we act in accordance with our standards. We will also act in compliance with all relevant professional standards and the highest ethical business standards.

This Code highlights laws with which we must comply. It also goes further, describing the ethical values we share at Heidrick & Struggles. We recognize that, in some instances, compliance with this Code may place us in a less competitive position. However, adherence to this Code is of greater long-term value to our firm and its clients, employees and shareholders than any benefit that may be gained by compromising our integrity.

Contact our General Counsel with any questions related to this Code. You must report to the General Counsel any violations, or possible violations, of this Code of which you become aware. Contact may be made directly or through our Reporting Hotline (1-877-462-5469).

Effective October, 2003

Public Company Reporting and Financial Records

It is of critical importance that our filings with the Securities and Exchange Commission be accurate and timely. Depending on your position with our company, you may be called on to provide necessary information to assure that our public reports filed with the Securities and Exchange Commission or otherwise made to the public are full, fair, accurate, timely and understandable. We expect you to take this responsibility very seriously and to provide prompt, accurate answers to inquiries related to public disclosure requirements.

Conflicts of Interest

Directors, officers and employees may not compete with Heidrick & Struggles or let their dealings on behalf of Heidrick & Struggles be influenced, or appear to be influenced, by personal or family interests. Examples of conflicts of interest include, but are not limited to:

•	Participating in a venture in which Heidrick & Struggles has, or might have, an interest.

•	Receiving a gift, favor, loan, special service, payment or special treatment of any kind from any individual or organization that does, or seeks to do, business with Heidrick & Struggles, or that competes with Heidrick & Struggles, unless each of the following apply:

•	It would be consistent with good business practices.

•	It could not be construed as a business inducement.

•	It is of nominal value.

•	Public disclosure of the transaction would not embarrass Heidrick & Struggles or the recipient.

•	Giving a gift, favor, loan, special service, payment or special treatment of any kind designed to improperly influence an individual, company or governmental official to act in a way that gives Heidrick & Struggles or the director, officer or employee an advantage.

Where there is a potential conflict of interest, it must be referred to the General Counsel.